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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                  I-MANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  44973Q103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                  April 14, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 44973Q103               13D                     Page 2 of 14 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Partners, LP      FEIN: 35-2214127
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,821,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,821,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,821,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
PN
--------------------------------------------------------------------------------

(1) Calculated based upon 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

CUSIP No. 44973Q103               13D                     Page 3 of 14 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

ZF Ventures, L.L.C.           FEIN: 37-1473537
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,821,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,821,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,821,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

CUSIP No. 44973Q103               13D                     Page 4 of 14 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.   FEIN:  40-0002819
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,821,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,821,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,821,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

CUSIP No. 44973Q103               13D                     Page 5 of 14 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN:  40-0002816
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,821,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,821,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,821,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

CUSIP No. 44973Q103               13D                     Page 6 of 14 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN:  36-4150443
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,821,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,821,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,821,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

CUSIP No. 44973Q103               13D                     Page 7 of 14 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN: 36-6934216
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,821,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,821,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,821,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

CUSIP No. 44973Q103               13D                     Page 8 of 14 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

SLF Partners, LLC  FEIN: 20-0183973
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,821,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,821,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,821,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
OO
--------------------------------------------------------------------------------

(1) Calculated based upon 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

CUSIP No. 44973Q103               13D                     Page 9 of 14 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Steven L. Fingerhood
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF                0
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  2,821,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  0
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           2,821,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
2,821,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
IN
--------------------------------------------------------------------------------

(1) Calculated based upon 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

CUSIP No. 44973Q103               13D                     Page 10 of 14 Pages

ITEM 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share ("Common Stock"), of I-many, Inc., a Delaware corporation (the "Issuer").
Issuer's principal executive office is located at 399 Thornall Street, 12th Floor, Edison, New Jersey 08837.

ITEM 2. Identity and Background

(a)-(c) ZF Partners, LP ("Purchaser") is a Delaware limited partnership. The general partner of the Purchaser is ZF Ventures, L.L.C., a Delaware limited liability company ("General Partner"). The two members of the member-managed General Partner are EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("Fund 02-04"), and SLF Partners, LLC, a Delaware limited liability company ("SLF Partners").

EGI-Managing Member (02-04), L.L.C. is a Delaware limited liability company and the managing member of Fund 02-04 ("Managing Member"). SZ Investments, L.L.C. ("SZ Investments") is a Delaware limited liability company and the managing member of Managing Member.

Purchaser has no executive officers. The executive officers of Fund 02-04, Managing Member and SZ Investments are as follows:

- Samuel Zell - President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")
- Donald J. Liebentritt - Vice President; President of EGI
- William C. Pate - Vice President; Managing Director of EGI
- Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

SZ Investments is indirectly owned by various trusts established for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"; together with Fund 02-04, Managing Member, and SZI, the "EGI Entities").

The officers and directors of Chai Trust are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830.
- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.
- Donald J. Liebentritt is the President and a Director of Chai Trust.
- Leah Zell Wanger is a Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603.
- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.
- Matthew Zell is a Director of Chai Trust and an employee of EGI.
- Robert M. Levin is a Senior Trust Officer and a Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

The  business  address of each EGI  Entity,  Samuel  Zell,  Donald  Liebentritt,
William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

The founder and managing member of SLF Partners is Steven L. Fingerhood ("Fingerhood"; together with SLF Partners and the EGI Entities, the "Reporting Persons"). The business address of each of SLF Partners, Fingerhood, General Partner and Purchaser are One Ferry Building, Suite 255, San Francisco, California 94111.

(d) and (e) None of the Reporting Persons, nor any of their respective executive officers or directors, if any, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the Reporting Persons and their respective executive officers and directors, if any, are United States citizens.

CUSIP No. 44973Q103               13D                     Page 11 of 14 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

Between February 1, 2005 and April 25, 2005, Purchaser acquired 2,821,000 shares of Common Stock in open market purchases in a price range of $1.5208 to $1.66 per share, at an average purchase price of $1.5886 per share, for a total purchase price of $4,481,440.60 (exclusive of brokerage commissions and fees). The source of all such purchases was Purchaser's working capital.

ITEM 4. Purpose of the Transaction

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and business strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation or taking other action to effect changes in Board composition, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Common Stock on the open market or in private transactions or otherwise, selling some or all of their Common Stock on the open market or in private transactions or otherwise, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

ITEM 5. Interest in Securities of Issuer

(a) and (b) To the best knowledge of each of the Reporting Persons, there were 42,896,053 shares of Common Stock outstanding as of March 1, 2005, as reported by the Issuer on its Form 10-K for the period ended December 31, 2004.

Purchaser and each of the other Reporting Persons share beneficial ownership and dispositive and voting power of 2,821,000 shares of Common Stock, representing 6.6% of Issuer's issued and outstanding Common Stock.

(c) Except as set forth above in Items 3 and 4, during the last 60 days no other transactions in Issuer's Common Stock or were effected by any of the reporting persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

None

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement dated as of April 25, 2005 made among the Reporting Persons

Exhibit 2 Powers of Attorney dated as of April 2s5, 2005 made by Fingerhood in favor of certain individuals to file on behalf of Fingerhood and SLF Partners

CUSIP No. 44973Q103               13D                     Page 12 of 14 Pages

                                    SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 14, 2005

-ZF PARTNERS, LP
  By: ZF Ventures, L.L.C., its general partner
   By: EGI-Fund (02-04) Investors, L.L.C., a member

    By: /s/ DONALD J. LIEBENTRITT
    -------------------------------------
         Donald J. Liebentritt, Vice President

   By: SLF Partners, LLC, a member

    By: /s/ STEVEN L. FINGERHOOD
    -------------------------------------
         Steven L. Fingerhood, Member

- ZF VENTURES, L.L.C.
    By: EGI-Fund (02-04) Investors, L.L.C., a member

     By: /s/ DONALD J. LIEBENTRITT
     -------------------------------------
         Donald J. Liebentritt, Vice President

    By: SLF Partners, LLC, a member

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
         Steven L. Fingerhood, Member


-EGI-FUND (02-04) INVESTORS, L.L.C.
-EGI-MANAGING MEMBER (02-04), L.L.C.
-SZ INVESTMENTS, L.L.C.

     Each by: /s/ DONALD J. LIEBENTRITT
     -------------------------------------
         Donald J. Liebentritt, Vice President


-CHAI TRUST COMPANY, L.L.C.

     By: /s/ DONALD J. LIEBENTRITT
     -------------------------------------
       Donald J. Liebentritt, President


-SLF PARTNERS, LLC

     By: /s/ STEVEN L. FINGERHOOD
     -------------------------------------
         Steven L. Fingerhood, Member


 /s/ STEVEN L. FINGERHOOD
 -------------------------------------
-STEVEN L. FINGERHOOD


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 44973Q103               13D                     Page 13 of 14 Pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

THIS AGREEMENT is dated as of April 25, 2005 and is made by and among ZF Partners, LP, ZF Ventures, L.L.C., EGI-Fund (02-04) Investors, L.L.C., EGI-Managing Member (02-04), L.L.C., SZ Investments, L.L.C., Chai Trust Company, L.L.C., SLF Partners, LLC, and Steven L. Fingerhood (collectively, the "Reporting Persons").

WHEREAS, each Reporting Person beneficially owns shares of common stock $0.0001 par value, of I-many, Inc., a Delaware corporation (the "Securities"); and

WHEREAS, each Reporting Person desires by this Agreement to provide for the joint filing of a Schedule 13D, and all amendments thereto, with the Securities and Exchange Commission.

NOW, THEREFORE, the parties hereto agree as follows:

1. Each Reporting Person will join in the preparation and filing of a single statement containing the information required by Schedule 13D, and all amendments thereto, and the Schedule 13D and all such amendments will be filed on behalf of each Reporting Person. Each Reporting Person is eligible to use the
Schedule 13D on which such information is filed.

2. Each  Reporting  Person  will be  responsible  for the  timely  filing of the
Schedule 13D, and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein. No Reporting Person will be responsible for the completeness or accuracy of the information concerning any other Reporting Person contained in the Schedule 13D or any amendment thereto, except to the extent such Reporting Person knows or has reason to believe that such information is inaccurate.

3. This Agreement may be executed in counterparts, all of which when taken together will constitute one and the same instrument.

CUSIP No. 44973Q103               13D                     Page 14 of 14 Pages

                                    EXHIBIT 2

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Steven L. Fingerhood, has made, constituted and appointed, and by these presents does make, constitute and appoint, each and any of Donald J. Liebentritt, Philip G. Tinkler and Joseph M. Paolucci, with full power of substitution, his true and lawful attorney-in-fact and agent, for him in his name, place and stead individually, and in his capacity as Member of SLF Partners, LLC, to execute, acknowledge, deliver and file any and all filings required by Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder respecting Rule 13d, Schedule 13D, and any amendments thereto, together with all filings required by Section 16 of the Act, and the rules and regulations promulgated thereunder, and any amendments thereto, to be filed by him and/or SLF Partners, LLC (alone and as a member of ZF Ventures, L.L.C.) in connection with the acquisition and/or disposition by ZF Partners, LP from time to time of the common stock, $0.0001 per share par value, of I-many, Inc., hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may do or cause to be done by virtue hereof.

The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

WITNESS THE EXECUTION HEREOF this 25th day of April, 2005, by Steven L. Fingerhood.